SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

TABLE OF CONTENTS

1.	Press Release issued on January 18, 2005, announcing the upgrade of Grupo Imsa´s credit rating.

STANDARD & POOR’S AND FITCH UPGRADE GRUPO IMSA’S CREDIT RATING

Monterrey, N.L., Mexico – January 18, 2005 – Grupo Imsa announces that Standard & Poor’s has recently upgraded the Company’s local currency corporate credit rating from BBB- to BBB and its national scale rating from mxAA to mxAA+. Fitch Mexico also increased Grupo Imsa’s domestic rating from AA(mex) to AA+(mex). These rating upgrades reflect the positive results of Grupo Imsa’s main businesses and the strengthening of its financial position, combined with the Company’s geographic diversification, market leadership, state-of-the-art technology and high operational efficiency.

Mr. Marcelo Canales, Grupo Imsa’s CFO, explained: “Grupo Imsa follows a policy of maintaining a solid financial position that ensures the Company’s continuity for the benefit of our employees, shareholders and creditors. We take our financial commitments very seriously, as can be seen from the fact that during our 70 years of existence we have always complied with our financial obligations. The change in rating also reflects the strength of our business model and its capacity to generate cash.” Mr. Canales added: “These upgrades in credit rating should translate into a better valuation of our debt to reflect Grupo Imsa’s new financial reality.”

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs, including statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: January 18, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer